SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of January 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






          RYANAIR ANNOUNCES PASSENGER GROWTH OF 64% FOR DECEMBER 2002



The following are Ryanair's passenger and internet statistics for December 2002, presented in the same format as our competitors.

                                 December 2001     December 2002          Rolling 12 months
                                                                       ending 31 December 2002
Passengers 1                        799,613          1,307,452               14,488,012
Load Factor 2                         77%               85%                      85%
Internet Sales Percentage 3           90%               94%                      91%



 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because Ryanair is a no-refund airline, and once a flight has departed a no-show customer is not entitled to change flights or seek a refund.
 2. Represents the number of passengers as a proportion of the number of seats available for passengers.
 3. Represents the number of initial seat sales sold via the Ryanair internet site as a percentage of total initial seat sales. Initial seat sales exclude changed and amended seat sales.



                           STATEMENT ON DECEMBER 2002

                                 TRAFFIC GROWTH



Ryanair, Europe's only low fares airline today published passenger numbers for December'02 which were 64% higher than the same month last year.

   In a statement accompanying the traffic figures Ryanair's Chief Executive,
                             Michael O'Leary said;


    "I want to re-emphasise what was predicted in my interim statement of 4 Nov'02 which was that rapid traffic growth was planned in Q3 and Q4 as a direct consequence of "significantly lower" air fares and yields.

    "This strong traffic growth in December (which will continue into January) was a deliberate by-product of a number of lower fare initiatives including;

  * the 870,000 free seat give-away in Q3 which has reduced yields as expected,
  * the successful launch of four new routes from our Frankfurt
    Hahn base in early December which improved the traffic growth, but at lower introductory fares,
  * continuing strong growth across the existing network as a result of Ryanair's policy of driving down air fares, in order to widen the price gap between us and all of our competitors in every market.


    "Our business continues to grow as forecast, therefore this traffic growth in December does not give rise to any change - positive or negative - to our previous guidance."

Ends                         3rd January 2002

For further information

please contact:

Ryanair

Paul Fitzsimmons

Tel. +353-1-8121212



Murray Consultants

Pauline McAlester

Tel. +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  03 January 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director